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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 25049

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            M.H. MEYERSON & CO., INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   55301Q 102
                                 (CUSIP Number)

                              Mr. John P. Leighton
                          c/o M.H. MEYERSON & CO., INC.
                              Newport Office Tower
                            525 Washington Boulevard
                          Jersey City, New Jersey 07303
                                 (201) 459-9500
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                January 14, 2003
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /___/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 55301Q 102              SCHEDULE 13D
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1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         John P. Leighton
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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                     (a)  [ ]
                                                                (b)  [X]

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3)       SEC USE ONLY


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4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         SC
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5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)


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6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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                        7)      SOLE VOTING POWER

                                375,000
         NUMBER OF     ---------------------------------------------------------
         SHARES         8)      SHARED VOTING POWER
         BENEFICIALLY
         OWNED BY               2,451,190
         EACH          ---------------------------------------------------------
         REPORTING      9)      SOLE DISPOSITIVE POWER
         PERSON WITH
                                375,000
                       ---------------------------------------------------------
                       10)      SHARED DISPOSITIVE POWER

                                1,234,690
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11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,826,190
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12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)


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13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         37.4%
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14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------


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This statement is filed by John P. Leighton with the U.S. Securities and
Exchange Commission on January 23, 2003.

ITEM 1.  SECURITY AND ISSUER.

This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of M.H. MEYERSON & CO., INC. (the "Company"). The Company's principal executive offices are located at Newport Tower, 525 Washington Boulevard, Jersey City, New Jersey 07310.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c) This Statement is filed by John P. Leighton. Mr. Leighton has a principal place of business and principal office at c/o M.H. MEYERSON & CO., INC., Newport Tower, 525 Washington Boulevard, Jersey City, New Jersey 07310. Mr. Leighton is a director, Co-Chairman and Chief Executive Officer of the Company.

(d)-(e) Mr. Leighton has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Leighton is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 14, 2003, Mr. Leighton, in connection with his employment by the Company, was granted 375,000 shares of Common Stock by the Company.

ITEM 4.  PURPOSE OF THE TRANSACTION.

The shares of Common Stock owned by Mr. Leighton are held for investment purposes.

Mr. Leighton may acquire additional shares of Common Stock upon (i) the exercise of options to purchase 375,000 shares of Common Stock; (ii) the vesting and purchase of up to 1,000,000 shares of Common Stock pursuant to the Warrant, dated January 14, 2003, issued by the Company and (iii) the exercise of a right of first refusal to purchase up to 1,234,690 shares of Common Stock from Martin
H. Meyerson, Co-Chairman of the Company (the "Right of First Refusal"). Shareholder approval must be received prior to Mr. Leighton's exercise of the options and warrant referred to in clauses (i) and (ii) above. See Item 6.

(a)-(j) Except as described in this Item 4, Mr. Leighton does not have any present plans or proposals that would relate to or result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction,


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such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the Board of Directors of the Company or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Leighton beneficially owns (as defined by Rule 13d-3 under the Act) 2,826,190 shares, or 37.4% of the shares of Common Stock outstanding as of January 16, 2003. 1,234,690 of such shares are purchasable by Mr. Leighton pursuant to the Right of First Refusal.

(b) Mr. Leighton has sole voting power over 375,000 shares of Common Stock and shared voting power over 2,451,190 shares of Common Stock. Mr. Leighton has sole dispositive power over 375,000 shares of Common Stock and shared dispositive power over 1,234,690 shares of Common Stock.

(c) Mr. Leighton became a beneficial owner for purposes of Rule 13d-3 of 2,826,190 shares of Common Stock on January 14, 2003 when he (i) received 375,000 shares of Common Stock pursuant to his Employment Agreement with the Company, (ii) entered into the Stockholders' Agreement (as defined below) providing for the voting of certain shares of Common Stock as to certain matters and (iii) was granted the Right of First Refusal. See Item 6.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On January 14, 2003, Mr. Leighton was among the parties entering into a Stockholders' Agreement (the "Stockholders' Agreement") with Martin H. Meyerson, Jeffrey E. Meyerson, Douglas Meyerson, the Trust made October 8, 1993 by Martin
H. Meyerson, and the Jill E. Meyerson Trust dated December 22, 1999 (collectively, the "Stockholders"). Pursuant to the Stockholders' Agreement, the Stockholders agreed that during the period commencing on the date of the Stockholders' Agreement and continuing only until the meeting(s) of shareholders considering the matters set forth in clauses (i) through (iii) below have been held (the "Termination Date"), at any meeting of the holders of the shares of Common Stock, however called, or in connection with any written consent of the holders of shares of Common Stock, the Stockholders shall vote (or cause to be voted) the shares entitled to vote and held of record or beneficially owned within the meaning of the Act by the Stockholders, whether owned on the date hereof or hereafter acquired, (i) in favor


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of the initial election by the stockholders of Leighton and a nominee of his choosing as directors of the Company; (ii) in favor of the adoption of the 2003 Stock Option Plan and the issuance of options to purchase 375,000 shares of Common Stock to Leighton; and (iii) in favor of the issuance of a warrant to purchase 1,000,000 shares of Common Stock to Leighton. The Stockholders agreed not to enter into any agreement or understanding with any person, the effect of which would be inconsistent with or violative of the provisions and agreements described above.

In order to secure the Stockholders' obligations under the Stockholders' Agreement, the Stockholders have granted to, and appointed Leighton and Michael
T. Dorsey and any other designee of Leighton, and each of them individually, with full power of substitution and resubstitution, such Stockholders' true and lawful irrevocable proxy to vote such Stockholders' shares of Common Stock entitled to vote, or grant a consent or approval in respect of such Stockholders' shares of Common Stock, on such matters and as indicated above. The proxy terminates automatically on the Termination Date.

Except as to the matters set forth in clauses (i) through (iii) of the first paragraph of this Item 6, the Stockholders retain sole voting power over 2,826,190 shares of Common Stock.

Pursuant to the Stockholders' Agreement, Martin H. Meyerson agreed that he will not, directly or indirectly, sell, transfer, give, assign, exchange, encumber, pledge, hypothecate or in any way dispose of ("sale or transfer" or "sell or transfer") any shares of Common Stock beneficially owned by him without first offering such shares of Common Stock to Mr. Leighton at a purchase price per share of Common Stock equal to the then-current fair market value of the shares of Common Stock.

In the event that Leighton does not desire to purchase the shares of Common Stock offered to him by Mr. Meyerson, Mr. Meyerson shall be free to sell or transfer the shares of Common Stock that are the subject of the right of first refusal for a period of thirty (30) days, after which time, if Mr. Meyerson wants to sell or transfer such shares, he must re-offer the shares to Mr. Leighton.

Notwithstanding the foregoing, Mr. Meyerson shall have the right to sell or transfer up to an aggregate of One Hundred Thousand (100,000) shares of Common Stock in any twelve (12) month period (but not more than Three Hundred Thousand shares (300,000) of Common Stock in the aggregate while Mr. Leighton is the Chief Executive Officer of the Company) without having to offer such shares of Common Stock to Mr. Leighton. Shares of Common Stock gifted to family members by Mr. Meyerson where the donee agrees to grant Mr. Leighton a right of first refusal to purchase such shares of Common Stock identical to the right of first refusal shall not count towards the 100,000/300,000 limitation set forth above.

The right of first refusal terminates upon the earlier of (i) Mr. Meyerson's death and (ii) Mr. Leighton's ceasing to be a director of the Company.

Martin H. Meyerson agreed that he will not, directly or indirectly, except as contemplated by the Stockholders' Agreement, otherwise offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or


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understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of his shares of Common Stock.

The Stockholders agreed that they will not, directly or indirectly: (i) except as contemplated by the Stockholders' Agreement, grant any proxies or powers of attorney, deposit any of his shares of Common Stock into a voting trust or enter into a voting agreement with respect to any shares of Common Stock; or (ii) take any action that would make any representation or warranty of the respective Stockholders contained in the Stockholders' Agreement untrue or incorrect or have the effect of preventing or impairing the Stockholders from performing their respective obligations under the Stockholders' Agreement.

The shares of Common Stock issuable upon exercise of the (i) Option Agreement attached as Exhibit 7(c) hereto and (ii) the Stock Purchase Warrant attached as
Exhibit 7(d) hereto have not been counted as beneficially owned for purposes of
Item 5. The options covering the shares issuable pursuant to the Option Agreement are fully vested but the grant of such options must be ratified by the Company's shareholders at the next Annual Meeting of Shareholders (the "Annual Meeting.") The grant of the warrants pursuant to the Stock Purchase Warrant must
(i) be ratified by the Company's shareholders at the Annual Meeting and (ii) vest in accordance with certain milestones.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Stockholders' Agreement, dated as of January 14, 2003, by and among John P. Leighton and, severally and not jointly, each of the Stockholders listed on Schedule I thereto.

         (b) Employment Agreement, dated as of January 14, 2003 by and between M.H. MEYERSON & CO., INC. and John P. Leighton.

         (c) Option Agreement, dated as of January 14, 2003 by and between M.H. MEYERSON & CO., INC. and John P. Leighton.

         (d) Stock Purchase Warrant dated January 14, 2003 issued by M.H. MEYERSON & CO., INC. to John P. Leighton.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2003

                                       /s/ John P. Leighton
                                       ----------------------------------------
                                       John P. Leighton


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                                  EXHIBIT INDEX

     (a) Stockholders' Agreement, dated as of January 14, 2003, by and among John P. Leighton and, severally and not jointly, each of the Stockholders listed on Schedule I thereto.

     (b) Employment Agreement, dated as of January 14, 2003 by and between M.H. MEYERSON & CO., INC. and John P. Leighton.

     (c) Option Agreement, dated as of January 14, 2003 by and between M.H. MEYERSON & CO., INC. and John P. Leighton.

     (d) Stock Purchase Warrant dated January 14, 2003 issued by M.H. MEYERSON & CO., INC. to John P. Leighton.


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